As filed with the Securities and Exchange Commission on January 24, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

INTERNATIONAL CONSOLIDATED AIRLINES GROUP, S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Spain
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 604-1666
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 Telephone: (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing ☐ on __________ at __________ Washington D.C. time

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five CREST Depository Interests representing ordinary shares of International Consolidated Airlines Group, S.A.	100,000,000	$0.05	$5,000,000	$580.50
CREST Depository Interests representing ordinary shares of International Consolidated Airlines Group, S.A.	100,000,000	0	0	0***

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

***	Pursuant to Rule 457(k), the fee is computed on the basis that no fees or charges are to be imposed in connection with the issuance of CREST Depository Interests.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of
American Depositary Receipt

(2)	Title of American Depositary Receipts and identity		Face of American Depositary Receipt, top center
of deposited securities

Terms of Deposit:

	(i)	Amount of deposited securities represented	Face of American Depositary Receipt, upper right
		by one unit of American Depositary Shares	corner

	(ii)	Procedure for voting, if any, the deposited	Paragraph (12)
securities

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy	Paragraphs (3), (8) and (12)
soliciting material

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from	Paragraphs (4), (5), (10) and (13)
dividends, splits or plans of reorganization

	(vii)	Amendment, extension or termination of the	Paragraphs (16) and (17)
Deposit Agreement

	(viii)	Rights of holders of ADRs to inspect the	Paragraph (3)
transfer books of the Depositary and the list
of Holders of ADRs

	(ix)	Restrictions upon the right to deposit or	Paragraphs (1), (2), (4), (5) and (6)
withdraw the underlying securities

	(x)	Limitation upon the liability of the	Paragraph (14)
Depositary

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption		Receipt Filed Herewith as Prospectus

(a)	Statement that International Consolidated	Paragraph (8)
Airlines Group, S.A. publishes information in
English required to maintain the exemption from
registration under Rule 12g3-2(b) under the
Securities Exchange Act of 1934 on its Internet
Web site (www.iagshareholders.com) or through
an electronic information delivery system
generally available to the public in its primary
trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Deposit Agreement, dated as of January 24, 2011, by and among International Consolidated Airlines Group, S.A., Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt at least thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among International Consolidated Airlines Group, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 24 2011.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing five Crest Depository Interests representing ordinary shares of International Consolidated Airlines Group, S.A.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
	Name:	Christopher Konopelko
	Title:	Vice President

By:	/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, International Consolidated Airlines Group, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the United Kingdom on January 24 2011.

International Consolidated Airlines Group, S.A.

By:	/s/ Keith Williams
	Name:	Keith Williams
	Title:	Director

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints each of Willie Walsh and Keith Williams, individually and jointly  his or her true lawful attorney-in-fact and agent with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities indicated on January 24 2011.

Signatures	Capacity

/s/ Antonio Vázquez Romero	Chairman
Antonio Vázquez Romero

/s/ Martin Broughton	Deputy Chairman
Martin Broughton

/s/ Willie Walsh	Chief Executive Officer and Director
Willie Walsh

/s/ Enrique Dupuy	Chief Financial Officer
Enrique Dupuy

/s/ Keith Williams	Director
Keith Williams

Director
César Alierta Izuel

Director
Patrick Cescau

Director
José Manuel Fernández Norniella

/s/ Baroness Kingsmill	Director
Baroness Kingsmill

/s/ James Lawrence	Director
James Lawrence

Director
José Pedro Pérez-Llorca

Director
Kieran Poynter

Director
Rodrigo de Rato y Figaredo

/s/ Rafael Sánchez-Lozano Turmo	Director
Rafael Sánchez-Lozano Turmo

/s/ John Snow	Director
John Snow

/s/Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi
Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number
(a) Form of Deposit Agreement (d) Opinion of counsel to the Depositary (e) Certification under Rule 466